LEGACY HOTELS
REAL ESTATE INVESTMENT TRUST

File No. 82-34729



For immediate release

# LEGACY HOTELS ANNOUNCES SATISFACTION OF CANADIAN COMPETITION CONDITION FOR PROPOSED ACQUISITION OF THE TRUST

**TORONTO, August 22, 2007** – Legacy Hotels Real Estate Investment Trust ("Legacy" or the "Trust") (TSX: LGY.UN) announced today that the Commissioner of Competition has issued a no-action letter, confirming that grounds do not exist at this time to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the Offer by LGY Acquisition LP to purchase the units of the Trust for $12.60 in cash per unit (the "Offer"). While the issuance of the no-action letter fulfills the condition to the Offer relating to the Competition Act, the Offer continues to be subject to the other conditions set forth in the take-over bid circular and Trustees' circular, each of which is dated August 3, 2007. The Offer is scheduled to expire at 8:00 p.m. (Toronto time) on September 13, 2007, unless the Offer is extended, or withdrawn.

As previously announced, Legacy's Board of Trustees has unanimously determined that the Offer is in the best interests of Legacy and its unitholders and unanimously recommends that the Trust's unitholders accept the Offer and deposit their units to the Offer.

**Forward Looking Information**

This news release contains forward-looking information related to, but not limited to, Legacy operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Please refer to Legacy's Annual Information Form, dated March 27, 2007, which can be found on the SEDAR website at www.sedar.com, for a list of the risks inherent in the activities of the Trust. All statements in this news release are qualified by such cautionary statements. These statements are made as of the date of this news release and except as required by applicable law, Legacy disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

**About Legacy Hotels Real Estate Investment Trust**

Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 25 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle. Legacy units trade on the Toronto Stock Exchange under the symbol LGY.UN.

dw 8/27

**About LGY Acquisition LP**
LGY Acquisition LP is a limited partnership formed by Cadbridge Investors LP (a limited partnership formed by a subsidiary of Cadim, a division of the Caisse de dépôt et placement du Québec, and Westmont Hospitality Group), and InnVest Real Estate Investment Trust (TSX: INN.UN).

**Contact:** Chantal Nappert
Executive Director, Investor Relations
Tel: 416-860-6140
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

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